BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong
Tel: 852.3586.1383

June 1, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
USA

Attention:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Health Care Services

Dear Sirs/Mesdames:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Preliminary Revised Proxy Statement on Schedule 14A
Filed February 11, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed October 12, 2010
File No. 000-29981

     We write in response to your letter dated March 11, 2011 with respect to the above-noted filings of the Company. We provide below our responses to your comments. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

PRER 14A filed February 11, 2011

Unaudited Condensed Pro-forma Financial Statements, page F-1

1.

We note your response to comment six from our letter dated January 25, 2011. Since discontinued operations are now reflected in your historical balance sheet as of September 30, 2010, and within your statements of operations for the nine month period ended September 30, 2010, along with your restated statements of operations for the years ended December 31, 2009 and 2008, your historical columns no longer match the financial statements presented within the proxy statement. Please remove your pro forma financial statements, as it appears the only adjustments reflected relate to your discontinued operations.

Response: On May 31, 2011, we entered into a cancellation agreement with Well Talent Technology Limited (“Well Talent”), pursuant to which the share purchase agreement for the sale of the Company’s subsidiaries has been cancelled. As a result, we abandoned our plan to hold a meeting of stockholders or solicit proxies for the approval of the sale of the subsidiaries to Well Talent.

Biopack Environmental Solutions Inc.

Consolidated Financial Statements, Year Ended 31 December 2009, page F-5

2.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: Please see our response to Comment #1, above.

Report of Independent Registered Accounting Firm

3.

We note the audit opinion provided by Wong Lam Leung & Kwok C.P.A. Limited has been revised to indicate your consolidated financial statements as of December 31, 2009 have been restated. Please ask your auditor to update or dual-date the audit opinion to reflect the additional work completed in conjunction with your restatement.

Response: Please see our response to Comment #1, above.

Note 19. Restatement of Prior Period Financial Statements, page 29

4.

We note your ‘Turnover’ has been restated from $921,281 to $154,582 for the year- ended December 31, 2009 and from $793,474 to $457,553 for the year-ended December 31, 2008. In addition, we note your historical revenues for the nine months ended September 30, 2010 total $276,623, while the revenues attributable to your discontinued operations for this period total $209,958. We further note your disclosure indicating that Roots Biopack Limited and Roots Biopack (Intellectual Property) Limited, your subsidiaries to be sold, own all of your operating assets related to the manufacture of your products in China. Please explain to us and add disclosure within both your interim and year-end financial statements describing the nature of the remaining sales in your historical statements of operations for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008.

Response: Please see our response to Comment #1, above.

5.

Tell us why your historical sales for all periods presented have not been classified as discontinued operations, and the distinguishing characteristics you have identified to segregate such sales from those classified within discontinued operations. In your response, explain to us where you sourced the products that relate to sales from continuing operations. See ASC 205-20-45-1 and ASC 205-20-55 (EITF 03-13).

Response: Please see our response to Comment #1, above.

Biopack Environmental Solutions Inc.

Consolidated Financial Statements, For the Nine Months Ended September 30, 2010 and 2009

6.

We note your revenues for the nine months ended September 30, 2010 total $276,623, while the revenues attributable to your discontinued operations for this period total $209,958. We further note in the Form 10-Q as of September 30, 2010 that you did not report discontinued operations and you reported revenues of $276,623. Therefore, it appears that $209,958 of revenues are reported within both revenues from continuing operations and revenues from discontinued operations. Please revise to remove the discontinued operations from the continuing operations, or explain to us how your presentation is consistent with FASB ASC 205-20.

Response: Please see our response to Comment #1, above.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

7.

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response: Please note that in our quarterly report on Form 10-Q for the period ended March 31, 2011, we disclosed that our disclosure controls and procedures were not effective at the end of the period due primarily to our identification of certain material weaknesses in our internal control over financial reporting that result from our scaling back operations and ceasing production at our factory. Without revenue from sales of our product, we have lost personnel and do not anticipate hiring more than the limited staff we currently employ. As a result, we do not anticipate these material weaknesses will be remedied in the near future.

The following paragraphs describe our procedures prior to losing most of our personnel.

To determine whether our internal control over financial reporting was effective, there was a strict procedure for both the Jiangmen office (the location of the factory) as well as the Hong Kong office (the location of our head office) to follow for the submission of any and all expenses and payments and then verification and authorization.

Based on the structure of our company, one of our primary concerns was to maintain effective controls at our production facility in Jiangmen City. Besides accounting measures, we also maintained a system of complete daily production statistics, including production numbers and product type, exact amount and types of materials used in production and daily inventory levels, staffing, hours worked and overhead numbers. These were cross referenced with the order instructions given to the factory by the Hong Kong office. As well, onsite inspections were made by Hong Kong management at least bi-monthly.

From this we were able to keep a steady and consistent monitoring of financial reporting risks in relation to all accounting and production functions. As well, we had developed a series of models which calculated what our financial data should have been, based upon the production levels, and we were able to adjust the input variables based on current prices for resources such as sugarcane, electricity, diesel, production efficiency levels, etc.

The Jiangmen office itself had its own accounting department and kept a continuous and itemized list of all expenses and payments. As the infusion of capital into China are strictly controlled and monitored, these infusions have been commensurate with the dollar value of goods received, or sent as part of our paid up capital.

In Jiangmen, all receipts and payments for goods or services were submitted by various factory departments to the accounting department. The accounting department had a verification and authorizations system. Then an authorization request was made to the Hong Kong office, and payments could only be made once approved.

The Jiangmen office would then review their accounting records in relation to the financial reporting with respect to the production levels, and all the inputs necessary for production. These numbers were quite static, so any variations from the mean could be easily identified and rectified. This was very important to our internal control over financial reporting as without strict monitoring, it would be impossible to determine our input costs in relation to our production output.

All Hong Kong bills as well, were sent for submission, and verification and authorization by the designated person.

8.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: We do not have an internal audit function. Management is responsible for internal control. We have one outside consultant who is part of our request, verification and authorizations procedure in Hong Kong.

How do you maintain your books and records and prepare your financial statements?

9.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls your maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response: Please see our response to Comment #10, below.

10.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: We use Chinese GAAP in the Jiangmen office and Hong Kong GAAP in the Hong Kong office. When we consolidate the financial data, we convert them into U.S. GAAP.

What is the background of the people involved in your financial reporting?

11.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

	a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

	b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

	c)	the nature of his or her contractual or other relationship to you;

	d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

Jiangmen City (Location of Factory)

We currently have one bookkeeper in the Jiangmen office who holds a Certificate of Accounting Professionals. This person is responsible for bookkeeping and sending the financial data to the Hong Kong office.

Hong Kong (Location of Head Office)

We currently have one bookkeeper in the Hong Kong office. This person is a current company employee and has a London Chamber of Commerce and Industry Accounting Certificate. This person is responsible for bookkeeping and data entry and preparation of and acceptance of verification and authorization documents from the appropriate person. This person also coordinates with the auditors for information and liaising with the bookkeeper in the Jiangmen office.

12.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

	a)	the name and address of the accounting firm or organization;

	b)	the qualifications of their employees who perform the services for your company;

	c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

	d)	how many hours they spent last year performing these services for you; and

e)

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

13.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

	a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

	b)	how many hours they spent last year performing these services for you; and

c)

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We have retained an independent contractor to consolidate our financial records and prepare our financial statements since August 2008. This person is a CPA (AUS) and holds an MBA. This person has limited experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. This person spent 764.5 hours performing services for us in 2010 and the total compensation paid to this person for 2010 was $39,204.94. Since January 2011, this person has significantly cut back the number of hours devoted to the Company.

Do you have an audit committee financial expert?

14.

We note your disclosure within Item 10 indicating that you do not have an audit committee or committee performing similar functions. Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response: Our board of directors has very limited, if any, knowledge of U.S. GAAP and internal control over financial reporting. We do not have a financial expert on our board of directors at this time, because we have not been able to hire a qualified candidate. Further, we believe that we have inadequate financial resources at this time to hire such an expert.

Exchange Act Filings

15.

We note the proposed revisions to your unaudited consolidated financial statements for the six and nine months ended June 30, 2010 and September 30, 2010, respectively. Please tell us why you have not included proposed revisions to your unaudited consolidated financial statements as of March 31, 2010 and tell us if you plan to amend such filing.

Response: Because we are not selling the Company’s subsidiaries (the “Subsidiaries”) to Well Talent, we no longer plan to revise our consolidated financial statements to retrospectively reclassify all historical periods presented to report the results of the Subsidiaries in discontinued operations. As a result, we no longer plan to amend our filings.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer